Exhibit 99.1

Yiren Digital Reports Second Quarter 2023 Financial Results

08/17/23

BEIJING, Aug. 17, 2023 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-driven one-stop select financial and lifestyle services platform in China, today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Operational Highlights

Insurance Brokerage Business

●	Cumulative number of insurance clients served reached 1,133,069 as of June 30, 2023, representing an increase of 12.5% from 1,007,238 as of March 31, 2023 and compared to 755,819 as of June 30, 2022.

●	Number of insurance clients served in the second quarter of 2023 was 135,449, representing an increase of 67.5% from 80,856 in the first quarter of 2023 and compared to 132,727 in the same period of 2022. The increase was attributed to the enhancement of digital operational efficiency, coupled with the optimization of products and service channels tailored to our customer base.

●	Gross written premiums in the second quarter of 2023 were RMB1,332.5 million (US$183.8 million), representing an increase of 44.3% from RMB923.4 million in the first quarter of 2023 and compared to RMB797.9 million in the same period of 2022. The quarter-over-quarter increase was mainly attributed to the effectiveness of the cross-selling between property and life insurance, as well as an increase in high-premium policy sales.

Financial Services Business

●	Total loans facilitated in the second quarter of 2023 reached RMB8.2 billion (US$1.1 billion), representing an increase of 27.0% from RMB6.4 billion in the first quarter of 2023 and compared to RMB4.9 billion in the same period of 2022.

●	Cumulative number of borrowers served reached 8,002,372 as of June 30, 2023, representing an increase of 5.5% compared to 7,582,435 as of March 31, 2023 and compared to 6,514,111 as of June 30, 2022.

●	Number of borrowers served in the second quarter of 2023 was 1,013,972 representing an increase of 16.2% from 872,235 in the first quarter of 2023 and compared to 556,094 in the same period of 2022. The increase was driven by the strong demand for our small revolving loan products and the improvement of customer acquisition efficiency.

●	Outstanding balance of performing loans facilitated reached RMB12.8 billion (US$1.8 billion) as of June 30, 2023, representing an increase of 14.7% from RMB11.1 billion as of March 31, 2023 and compared to RMB10.6 billion as of June 30, 2022.

Consumption & Lifestyle Business

●	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB395.8 million (US$54.6 million) in the second quarter of 2023, representing an increase of 28.3% from RMB308.6 million in the first quarter of 2023 and compared to RMB87.1 million in the same period of 2022.

“I am very excited to reveal our new corporate positioning as an AI and technology-driven financial and lifestyle services platform, which better aligns with our business model that is anchored by three key pillars -- financial services, insurance brokerage and consumption and lifestyle services.” said Mr. Ning Tang, Chairman and Chief Executive Officer. “In the long term, we will continue to focus on delivering shareholder value by expanding our business and investing in technology.”

“Despite a sequentially more challenging macro environment this quarter, we are pleased to report another quarter of solid financial results.,” Ms. Na Mei, Chief Financial Officer, commented. “For the second quarter of 2023, our total revenue increased by 65% year-over-year to RMB1.3 billion driven by rapid growth across all business segments. Net income reached RMB527.3 million for this quarter as we continued to strengthen operational efficiencies.”

Second Quarter 2023 Financial Results

Total net revenue in the second quarter of 2023 was RMB1,324.2 million (US$182.6 million), representing an increase of 65% from RMB801.1 million in the second quarter of 2022. Particularly, in the second quarter of 2023, revenue from financial services business was RMB582.0 million (US$80.3 million), representing an increase of 33.3% from RMB436.7 million in the same period of 2022. The increase was due to an increase of our small revolving loan products amid strong demand for consumption. Revenue from insurance brokerage business was RMB404.7 million (US$55.8 million), representing an increase of 114.6% from RMB188.6 million in the second quarter of 2022. The increase was due to the effectiveness of the cross-selling between property and life insurance, as well as an increase in high-premium policy sales.

Sales and marketing expenses in the second quarter of 2023 were RMB148.9 million (US$20.5 million), compared to RMB158.0 million in the same period of 2022. The decrease was primarily due to the optimization of the cost structure for our offline business and improvement of customer acquisition efficiency.

Origination, servicing and other operating costs in the second quarter of 2023 were RMB346.4 million (US$47.8 million), compared to RMB188.7 million in the same period of 2022. The increase was due to the expanding insurance brokerage business.

General and administrative expenses in the second quarter of 2023 were RMB96.7 million (US$13.3 million), compared to RMB112.0 million in the same period of 2022. The decrease was primarily a result of optimizing the company's offline business operations and achieving overall cost-efficiency improvements.

Allowance for contract assets, receivables and others in the second quarter of 2023 was RMB60.8 million (US$8.4 million), compared to RMB65.6 million in the same period of 2022. The decrease was primarily due to the continued improvement in the risk performance.

Income tax expense in the second quarter of 2023 was RMB139.8 million (US$19.3 million).

Net income in the second quarter of 2023 was RMB527.3 million (US$72.7 million), as compared to RMB254.5 million in the same period in 2022. The increase was primarily due to the recovery of business volume and optimization of our business structure.

Adjusted EBITDA[1] (non-GAAP) in the second quarter of 2023 was RMB661.7 million (US$91.2 million), compared to RMB312.9 million in the same period of 2022.

Basic and diluted income per ADS in the second quarter of 2023 was RMB6.0 (US$0.8) and RMB5.9 (US$0.8), compared to a basic per ADS of RMB3.0 and a diluted per ADS of RMB3.0 in the same period of 2022.

Net cash generated from operating activities in the second quarter of 2023 was RMB718.1 million (US$99.0 million), compared to RMB666.9 million in the same period of 2022.

Net cash used in investing activities in the second quarter of 2023 was RMB20.0 million (US$2.8 million), compared to RMB255.7 million provided by investing activities in the same period of 2022.

As of June 30, 2023, cash and cash equivalents were RMB5,808.8 million (US$801.1 million), compared to RMB5,077.2 million as of March 31, 2023. As of June 30, 2023, the balance of held-to-maturity investments was RMB5.8 million (US$0.8 million), compared to RMB3.3 million as of March 31, 2023. As of June 30, 2023, the balance of available-for-sale investments was RMB102.6 million (US$14.1 million), compared to RMB250.8 million as of March 31, 2023.

Delinquency rates. As of June 30, 2023, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.7%, 1.1% and 1.1% respectively, compared to 0.6%, 1.2% and 1.2% respectively as of March 31, 2023.

Cumulative M3+ net charge-off rates. As of June 30, 2023, the cumulative M3+ net charge-off rates for loans originated in 2020, 2021 and 2022 were 8.0%, 6.6% and 3.9% respectively, as compared to 8.1%, 6.6% and 2.6% respectively as of March 31, 2023.

Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the third quarter of 2023 to be between RMB0.9 billion to RMB1.1 billion, with net profit margin expected to remain stable.

This is the Company's current and preliminary view, which is subject to changes and uncertainties.

[1] “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate on June 30, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 17, 2023 (or 8:00 p.m. Beijing/Hong Kong Time on August 17, 2023).

Participants who wish to join the call should register online in advance of the conference at:

https://s1.c-conf.com/diamondpass/10033013-5tdywj.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://ir.yirendai.com/presentations-webcasts

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an AI-driven one-stop select financial and lifestyle services platform in China. The Company provides personalized insurance solutions for individuals, families, and businesses, along with high-quality lifestyle services to enhance clients’ well-being and security, as well as offers financial consulting services for clients throughout their growth journey, addressing financing needs that arise from consumption and production.

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	273,725	417,165	514,353	70,933	503,386	931,518	128,462
Post-origination services	55,311	6,316	5,273	727	92,287	11,589	1,598
Insurance brokerage services	188,570	196,358	404,695	55,810	343,751	601,053	82,889
Financing services	78,530	22,577	14,896	2,054	188,141	37,473	5,168
Electronic commerce services	70,977	242,858	287,725	39,679	120,788	530,583	73,171
Others	134,011	101,069	97,264	13,413	257,536	198,333	27,351
Total net revenue	801,124	986,343	1,324,206	182,616	1,505,889	2,310,549	318,639
Operating costs and expenses:
Sales and marketing	157,958	106,212	148,947	20,541	334,141	255,159	35,188
Origination,servicing and other operating costs	188,687	199,745	346,367	47,766	341,628	546,112	75,312
General and administrative	111,964	92,550	96,741	13,341	228,512	189,291	26,104
Allowance for contract assets, receivables and others	65,575	44,905	60,840	8,390	97,402	105,745	14,584
Total operating costs and expenses	524,184	443,412	652,895	90,038	1,001,683	1,096,307	151,188
Other (expenses)/income:
Interest (expense)/income, net	(3,790)	14,519	10,535	1,453	(29,363)	25,054	3,455
Fair value adjustments related to Consolidated ABFE	15,020	(11,203)	(17,470)	(2,409)	19,785	(28,673)	(3,954)
Others, net	8,481	3,589	2,730	376	15,895	6,319	872
Total other income/(expenses)	19,711	6,905	(4,205)	(580)	6,317	2,700	373
Income before provision for income taxes	296,651	549,836	667,106	91,998	510,523	1,216,942	167,824
Income tax expense	42,163	122,670	139,758	19,273	71,207	262,428	36,190
Net income	254,488	427,166	527,348	72,725	439,316	954,514	131,634

Weighted average number of ordinary shares outstanding, basic	170,008,652	177,782,059	176,929,176	176,929,176	170,005,103	177,353,262	177,353,262
Basic income per share	1.4969	2.4028	2.9806	0.4110	2.5841	5.3820	0.7422
Basic income per ADS	2.9938	4.8056	5.9612	0.8220	5.1682	10.7640	1.4844

Weighted average number of ordinary shares outstanding, diluted	170,871,232	180,180,975	179,124,032	179,124,032	170,932,908	179,650,148	179,650,148
Diluted income per share	1.4894	2.3708	2.9440	0.4060	2.5701	5.3132	0.7327
Diluted income per ADS	2.9788	4.7416	5.8880	0.8120	5.1402	10.6264	1.4654

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	666,901	390,307	718,058	99,026	1,034,652	1,108,365	152,852
Net cash provided by/(used in) investing activities	255,693	774,283	(19,988)	(2,757)	604,478	754,295	104,022
Net cash used in financing activities	(50,166)	(392,831)	(6,120)	(844)	(158,374)	(398,951)	(55,018)
Effect of foreign exchange rate changes	1,580	(181)	329	45	1,308	148	20
Net increase in cash, cash equivalents and restricted cash	874,008	771,578	692,279	95,470	1,482,064	1,463,857	201,876
Cash, cash equivalents and restricted cash, beginning of period	3,553,400	4,360,695	5,132,273	707,773	2,945,344	4,360,695	601,367
Cash, cash equivalents and restricted cash, end of period	4,427,408	5,132,273	5,824,552	803,243	4,427,408	5,824,552	803,243

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	4,271,899	5,077,211	5,808,775	801,067
Restricted cash	88,796	55,062	15,777	2,176
Accounts receivable	221,004	320,440	490,680	67,666
Contract assets, net	626,739	609,969	694,507	95,777
Contract cost	787	480	356	49
Prepaid expenses and other assets	321,411	258,786	297,018	40,961
Loans at fair value	54,049	175,411	412,389	56,871
Financing receivables	514,388	371,196	252,878	34,874
Amounts due from related parties	1,266,232	1,281,348	1,098,164	151,444
Held-to-maturity investments	2,700	3,320	5,820	803
Available-for-sale investments	972,738	250,788	102,594	14,148
Property, equipment and software, net	77,256	75,726	73,991	10,204
Deferred tax assets	84,187	90,855	92,359	12,737
Right-of-use assets	33,909	29,606	25,424	3,506
Total assets	8,536,095	8,600,198	9,370,732	1,292,283
Accounts payable	14,144	19,887	66,738	9,203
Amounts due to related parties	227,724	247,717	338,779	46,720
Deferred revenue	65,539	36,555	32,450	4,475
Accrued expenses and other liabilities	1,315,006	1,342,251	1,427,016	196,795
Secured borrowings	767,900	392,100	392,100	54,073
Deferred tax liabilities	79,740	84,824	100,178	13,815
Lease liabilities	35,229	30,274	26,930	3,714
Total liabilities	2,505,282	2,153,608	2,384,191	328,795
Ordinary shares	129	129	130	18
Additional paid-in capital	5,160,783	5,164,104	5,168,632	712,787
Treasury stock	(46,734)	(61,046)	(66,914)	(9,228)
Accumulated other comprehensive income	7,765	8,599	23,748	3,275
Retained earnings	908,870	1,334,804	1,860,945	256,636
Total equity	6,030,813	6,446,590	6,986,541	963,488
Total liabilities and equity	8,536,095	8,600,198	9,370,732	1,292,283

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Gross written premiums	797,881	923,382	1,332,458	183,754	1,604,236	2,255,841	311,095
First year premium	764,318	627,314	1,101,928	151,962	1,304,360	1,729,243	238,474
Renewal premium	33,563	296,068	230,530	31,792	299,876	526,598	72,621
Number of insurance clients	132,727	80,856	135,449	135,449	266,199	212,414	212,414
Cumulative number of insurance clients	755,819	1,007,238	1,133,069	1,133,069	755,819	1,133,069	1,133,069
Amount of loans facilitated	4,934,167	6,420,213	8,156,201	1,124,792	9,541,056	14,576,413	2,010,179
Number of borrowers	556,094	872,235	1,013,972	1,013,972	827,767	1,457,736	1,457,736
Remaining principal of performing loans	10,613,125	11,129,221	12,768,448	1,760,850	10,613,125	12,768,448	1,760,850
Gross merchandise volume	87,117	308,567	395,820	54,586	146,138	704,387	97,139

Segment Information
Insurance Brokerage Business:
Revenue	188,570	196,358	404,695	55,810	343,751	601,053	82,889
Sales and marketing expenses	7,046	2,289	3,845	530	12,218	6,134	846
Origination, servicing and other operating costs	141,338	133,617	289,851	39,972	234,528	423,468	58,399

Financial Services Business:
Revenue	436,723	483,873	581,974	80,258	827,196	1,065,847	146,987
Sales and marketing expenses	99,661	62,218	103,164	14,227	237,220	165,382	22,807
Origination, servicing and other operating costs	33,833	47,609	38,961	5,373	73,503	86,570	11,940

Consumption & Lifestyle Business and others:
Revenue	175,831	306,112	337,537	46,548	334,942	643,649	88,763
Sales and marketing expenses	51,251	41,705	41,938	5,784	84,703	83,643	11,535
Origination, servicing and other operating costs	13,516	18,519	17,555	2,421	33,597	36,074	4,973

Reconciliation of Adjusted EBITDA
Net income	254,488	427,166	527,348	72,725	439,316	954,514	131,634
Interest expense/(income), net	3,790	(14,519)	(10,535)	(1,453)	29,363	(25,054)	(3,455)
Income tax expense	42,163	122,670	139,758	19,273	71,207	262,428	36,190
Depreciation and amortization	9,119	1,868	1,778	245	15,379	3,646	503
Share-based compensation	3,382	2,089	3,321	458	4,882	5,410	746
Adjusted EBITDA	312,942	539,274	661,670	91,248	560,147	1,200,944	165,618
Adjusted EBITDA margin	39.1%	54.7%	50.0%	50.0%	37.2%	52.0%	52.0%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
March 31, 2023	0.6%	1.2%	1.2%
June 30,2023	0.7%	1.1%	1.1%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of June 30, 2023	Total Net Charge-Off Rate as of June 30, 2023
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	392,882	11.4%
2020	9,614,819	767,540	8.0%
2021	23,195,224	1,520,740	6.6%
2022	22,623,101	871,590	3.9%
2023Q1	6,420,213	38,654	0.6%

M3+ Net Charge-Off Rate
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.2%	7.7%	7.9%	7.8%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.5%	8.1%	8.2%	8.2%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.8%	8.8%	8.7%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.0%	7.4%	7.5%	7.5%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.6%	6.9%	7.1%	7.1%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.5%	6.6%
2021Q3	0.5%	3.1%	5.0%	5.9%	6.1%	6.2%
2021Q4	0.6%	3.2%	4.6%	5.1%	5.2%
2022Q1	0.6%	2.6%	3.4%	4.1%
2022Q2	0.4%	1.6%	3.0%
2022Q3	0.5%	2.7%
2022Q4	0.6%